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EXHIBIT 99.1

THE THOMSON CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three-month and nine-month periods ended September 30, 2006, compared to the same periods in the preceding year. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. In addition to historical information, this management's discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Some of these factors include those identified in the section entitled "Forward-Looking Statements" on page 18 of this management's discussion and analysis and in the "Risk Factors" section of our annual information form for the year ended December 31, 2005, which is also contained in our annual report on Form 40-F for the year ended December 31, 2005. This management's discussion and analysis is dated as of October 25, 2006.

OVERVIEW

Our Business and Strategy

We are one of the world's leading information services providers to business and professional customers. Our target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, we believe that the needs of knowledge workers will continue to grow.

We generate revenues by supplying knowledge workers with business-critical information solutions and services. We make our information more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we increasingly deliver information and services electronically, integrate our solutions with our customers' own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself, and are moving from just informing our customers to enabling their decisions. As a global company that provides services in approximately 130 countries, we are affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which we operate.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory

  •
  Thomson Learning

  •
  Thomson Financial

  •
  Thomson Scientific & Healthcare

We also report financial results for a Corporate and Other reporting category, as well as discontinued operations. The Corporate and Other category principally includes corporate expenses, certain costs associated with our stock-related compensation, and, beginning in 2006, costs associated with the company's THOMSONplus business optimization program, which are discussed in the section entitled "THOMSONplus."

The following table summarizes selected financial information for the three-month and nine-month periods ended September 30, 2006 and 2005, including certain metrics that are non-GAAP financial measures. Please see the section below entitled "Use of Non-GAAP Financial Measures" for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2006	2005	Change	2006	2005	Change

Consolidated Statement of Earnings Data:
Revenues	2,430	2,304	5%	6,431	6,039	6%
Operating profit	549	516	6%	996	900	11%
Earnings from continuing operations(1)	388	299	30%	741	669	11%
Discontinued operations, net of tax	31	10		(12)	15
Net earnings(1)	419	309	36%	729	684	7%
Diluted earnings per common share from continuing operations(1)	$0.60	$0.46	30%	$1.14	$1.02	12%
Diluted earnings per common share(1)	$0.65	$0.47	38%	$1.12	$1.04	8%
Other Data(2):
Adjusted earnings from continuing operations	391	331	18%	685	535	28%
Adjusted earnings per common share from continuing operations	$0.61	$0.50	22%	$1.06	$0.82	29%
Free cash flow	461	390	18%	886	775	14%

	As at
	September 30, 2006	December 31, 2005

Consolidated Balance Sheet Data:
Cash and cash equivalents	491	407
Total assets	19,776	19,438
Total long-term liabilities	6,159	6,367
Shareholders' equity	10,193	9,963

(1)
Results are not directly comparable due to certain one-time and other items. For more information, please see the "Results of Operations" section of this management's discussion and analysis.

(2)
These are non-GAAP financial measures. See page 3 for definitions.

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our company from a longer-term perspective.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results, as we believe their use provides more insight into our performance. The following discussion defines the measures that we currently use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

•	Adjusted earnings and adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period's pre-tax income. Because the seasonality of our businesses impacts our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid.
See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 5.
•
Net debt. We measure our net debt, which we define as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the associated fair market value of cash flow hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 10.
•
Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure on page 13.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to net earnings, total debt, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

While in accordance with Canadian GAAP, our definition of segment operating profit may not be comparable to that of other companies. We define segment operating profit as operating profit before the amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

THOMSONplus

In the second quarter of 2006, we formally announced the THOMSONplus program. THOMSONplus is a series of initiatives which will allow us to become a more integrated operating company by leveraging assets and infrastructure across all segments of our business. The program is expected to produce cost savings for our businesses by:

  •
  Streamlining and consolidating certain functions such as finance, accounting and business systems;

  •
  Leveraging infrastructure and technology for customer contact centers;

  •
  Establishing low-cost shared service centers;

  •
  Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

  •
  Re-engineering certain product development and production functions and realigning particular sales forces within our business segments.

To accomplish these initiatives, we expect to incur approximately $250 million of expenses through 2009, primarily related to consulting services, technology and restructuring costs. Because THOMSONplus is a corporate program, expenses associated with it are reported within our Corporate and Other segment. At the completion of the program, we anticipate these initiatives will produce annual savings of about $150 million. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common enterprise resource planning system, and platform integration across all market groups.

Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years. However, based on current estimates, we expect to spend approximately $70 million in 2006, $100 million in 2007, $50 million in 2008 and $30 million in 2009. As a return on this investment, we expect to generate savings of approximately $10 million in 2006, $50 million in 2007, $90 million in 2008 and should reach savings of about $150 million per year by 2009.

In the nine-month period ended September 30, 2006, we incurred approximately $38 million in costs associated with THOMSONplus consisting primarily of consulting fees and severance. We estimate that for this nine-month period, we saved about $5 million from the elimination of certain positions and the relocation of others to lower cost locations.

RESULTS OF OPERATIONS

The following discussion compares our results for the three-month and nine-month periods ended September 30, 2006 and 2005 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section below entitled "Discontinued Operations" for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

The following table summarizes our consolidated results for the periods indicated.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2006	2005	Change	2006	2005	Change

Revenues	2,430	2,304	5%	6,431	6,039	6%
Operating profit	549	516	6%	996	900	11%
Operating profit margin	22.6%	22.4%		15.5%	14.9%
Net earnings	419	309	36%	729	684	7%
Diluted earnings per common share	$0.65	$0.47	38%	$1.12	$1.04	8%

Revenues.    Revenue for the three-month and nine-month periods ended September 30, 2006 increased 5% and 6%, respectively, compared to the prior year periods comprised of the following:

	Three months	Nine months

• growth from existing businesses	3%	5%
• contributions of newly acquired businesses	1%	1%
• impact from foreign currency translation	1%	0%

For our existing businesses, revenue growth was exhibited in both periods in all four market groups, reflecting customer demand for our integrated solutions, overall growth in the markets we serve and the timing of textbook shipments. Contributions from acquired businesses were primarily related to Quantitative Analytics, Inc. and AFX News in our financial group and MercuryMD in our scientific and healthcare group. See the analysis of our segment results for further discussions of our revenue growth.

Operating profit.    Operating profit for both the three-month and nine-month periods ended September 30, 2006 reflected higher revenues. The operating margins for both periods increased compared to those of the prior year as the effects of scale more than offset higher corporate costs resulting from increased pension and other defined benefit plans expense and costs associated with our THOMSONplus program. See the section entitled "THOMSONplus" for a discussion of the program's initiatives and the section entitled "Corporate and Other" for discussion of its associated costs.

Depreciation and amortization.    Depreciation expense increased 5% in both the three-month and nine-month periods ended September 30, 2006 compared to the prior year periods. These increases reflected recent acquisitions and capital expenditures. Amortization increased 14% in the three-month period ended September 30, 2006 compared to the prior year period due to the impact of newly acquired assets. Additionally, the three-month period ended September 30, 2005 reflected adjustments associated with the completion of intangible asset valuations.

Net other income.    For the three-month period ended September 30, 2006, other expense primarily related to an accrual established for litigation associated with an equity investment. For the nine-month period ended September 30, 2006, net other income of $36 million primarily related to a gain from the sale of an equity investment. For the three-month and nine-month periods ended September 30, 2005, net other expense primarily related to a loss associated with the early redemption of certain debt.

Income taxes.    Income taxes for the three-month and nine-month periods ended September 30, 2006 and 2005 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in our businesses impacts our geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts our reported tax rate, our effective tax rate in interim periods is not indicative of our estimated effective tax rate for the full year. The tax charge for the three months ended September 30, 2006 included a $10 million charge to write off a deferred tax asset that was deemed no longer realizeable due to a change in interpretation of tax law in the United Kingdom. The tax charge for the nine months ended September 30, 2006 also reflected approximately $15 million of one-time tax benefits, which were recorded in the first quarter, associated with a change in a state tax law and the release of a valuation allowance against a state tax loss carryforward which had previously not been considered realizable. The tax charge in the nine-month period ended September 30, 2005 included a release of $137 million of contingent income tax liabilities based upon the outcome of certain tax audits of prior year periods.

Net earnings and earnings per common share.    For the three-month period ended September 30, 2006, net earnings and diluted earnings per common share increased 36% and 38%, respectively, compared to the prior year period. These increases were primarily a result of higher operating profit, lower income tax expense and gains from the sales of discontinued operations. For the nine-month period ended September 30, 2006, net earnings and diluted earnings per common share increased 7% and 8%, respectively, compared to the prior year period. The increases were primarily the result of higher operating profit and a gain on the sale of an investment, which more than offset the impact of the release of tax contingencies in 2005, as well as a negative impact from discontinued operations in 2006.

The results for each of these periods are not directly comparable because of certain one-time items, the seasonal impact on our interim effective tax rate, as well as the variability in the timing and composition of discontinued operations. The following table presents a summary of our earnings and our diluted earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per common share amounts)	2006	2005	2006	2005

Earnings attributable to common shares	418	308	725	681
Adjustments for one-time items:
Net other expense (income)	5	17	(36)	14
Tax on above items	—	1	(1)	1
Release of tax credits	—	—	—	(137)
Interim period effective tax rate normalization	(1)	15	(15)	(9)
Discontinued operations	(31)	(10)	12	(15)

Adjusted earnings from continuing operations	391	331	685	535

Adjusted earnings per common share from continuing operations	$0.61	$0.50	$1.06	$0.82

On a comparable basis, our adjusted earnings from continuing operations for the three-month and nine-month periods ended September 30, 2006 increased 18% and 28%, respectively. The increases were a result of higher operating profit stemming from higher revenues and lower tax expense, which more than offset the impact of higher pension and other benefit plans expense and costs associated with THOMSONplus initiatives.

Operating Results by Business Segment

Thomson Legal & Regulatory

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2006	2005	Change	2006	2005	Change

Revenues	903	843	7%	2,658	2,458	8%
Segment operating profit	278	249	12%	759	677	12%
Segment operating profit margin	30.8%	29.5%		28.6%	27.5%

Results for Thomson Legal & Regulatory reflected stable market conditions and strong demand for our online services. These results also exhibited a continuation of well-established trends as online revenues, as well as revenues from software and services, continued to exhibit growth. For the three-month and nine-month periods ended September 30, 2006, revenues for Thomson Legal & Regulatory increased 7% and 8%, respectively, comprised of the following:

	Three months	Nine months

• growth from existing businesses	6%	7%
• contributions of newly acquired businesses	1%	1%
• impact from foreign currency translation	0%	0%

For the three-month and nine-month periods ended September 30, 2006, growth within our existing businesses reflected the strong performance of online services, consisting primarily of Westlaw, Checkpoint and our international online services, which increased 11% and 10%, respectively, over the comparable prior year periods. For the three-month and nine-month periods of 2006, revenue from sales of software and services increased 5% and 11%, respectively, as a result of higher sales of tax and accounting software products and services at Findlaw. In the three-month period of 2006, revenues from sales of software and services were tempered due to the timing of certain bar review courses. Print product revenues increased due to the timing of shipments. Contributions from acquired businesses reflected the results from several small acquisitions in 2006 that supplemented existing offerings.

Within our North American legal businesses, Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic due to greater new sales. In the third quarter of 2006, revenues from our BAR/BRI bar review courses declined as a result of a shift to the second quarter in 2006 of course days that occurred in the third quarter in 2005. For the nine-month period of 2006, BAR/BRI bar review revenues increased almost 7%. Within the tax and accounting group, our Checkpoint online service revenue continued to increase significantly as a result of new sales, higher retention rates and continued migration of customers from print to online products. Software revenues increased due to higher sales of our UltraTax and InSource offerings. Outside of North America, online revenues increased, particularly in Europe and Australia, due to higher customer demand for our products and the continued migration of our international customers from CD to online products.

For both the three-month and nine-month periods ended September 30, 2006, the growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in our existing businesses and a favorable product mix.

Thomson Learning

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2006	2005	Change	2006		2005	Change

Revenues	794	776	2%	1,632		1,561	5%
Segment operating profit	250	246	2%	216	*	208	4%
Segment operating profit margin	31.5%	31.7%		13.2%		13.3%

*
Reflects the reclassification of $3 million of charges incurred in the first quarter of 2006 to Corporate and Other. These charges related to the consolidation of certain production and operations functions as part of our THOMSONplus program. See the section entitled "Corporate and Other" for further discussion.

For the three-month and nine-month periods ended September 30, 2006, revenues for Thomson Learning increased 2% and 5%, respectively, comprised of the following:

	Three months	Nine months

• growth from existing businesses	1%	4%
• contributions of newly acquired businesses	0%	0%
• impact from foreign currency translation	1%	1%

In the Academic group, revenues increased in both periods primarily due to higher sales of custom products, arts and sciences and business and economics titles and trades offerings within our domestic higher education businesses. Revenues also reflected a benefit from the timing of shipments to certain customers of $14 million. Additionally, revenues from our library reference business increased slightly compared to the prior year periods due to higher sales of electronic products.

For the three-month period ended September 30, 2006, revenues for our Lifelong Learning group decreased compared to the prior year due to lower testing and corporate e-training revenues, which more than offset higher revenues from our international businesses. Testing revenues decreased as a result of lower volumes in the academic and association customer segments. Revenues in corporate e-training declined due to lower order volumes. The competitive environment in the corporate e-training market continues to affect our results as it has limited our ability to gain new customers. Revenues for our international businesses increased due to textbook adoptions and growth in our English language teaching business. International textbook adoptions were principally in Canada, Australia and Latin America. Growth in English language teaching reflected increased customer demand.

For the nine-month period ended September 30, 2006, revenues for our Lifelong Learning group increased compared to the prior year due to higher textbook sales from our international businesses and higher testing revenues. For this period, testing volumes increased compared to the prior year period.

For the three-month and nine-month periods ended September 30, 2006, segment operating profit increased primarily due to the increase in revenues. Operating margins for both periods approximated that of the prior year as the effects of scale in our academic group were offset by operating losses in our corporate e-learning business.

Thomson Financial

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2006	2005	Change	2006	2005	Change

Revenues	505	475	6%	1,489	1,403	6%
Segment operating profit	97	85	14%	268	225	19%
Segment operating profit margin	19.2%	17.9%		18.0%	16.0%

Results for Thomson Financial reflected healthy market conditions worldwide. For both the three-month and nine-month periods ended September 30, 2006, revenues increased 6% comprised of the following:

	Three months	Nine months

• growth from existing businesses	3%	5%
• contributions of newly acquired businesses	2%	1%
• impact from foreign currency translation	1%	0%

In both periods, revenues from existing businesses increased as a result of new sales of Thomson ONE products, as well as higher usage and transaction revenues. Revenues from Thomson ONE products increased across the investment banking, corporate, investment management and institutional equities sectors. Notably, performance in the corporate sector reflected the adoption of Thomson ONE Investor Relations. Increases in revenues from existing businesses were experienced in our three primary geographic regions, the U.S., Europe and Asia. International growth benefited from demand for our webcasting solutions as European and Asian markets are adopting U.S.-style investor relations practices. TradeWeb's overall revenues increased due to higher subscription fees. However, TradeWeb's transaction fees declined as a result of lower trading volumes for its U.S. Treasurys and mortgage-backed securities marketplaces. Revenue growth from existing businesses was also tempered by the discontinuation of a low margin service in the wealth management sector. Results also reflected contributions from Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions that was acquired in March 2006, and AFX News, a real-time financial news agency that was acquired in July 2006.

Segment operating profit for the three-month and nine-month periods ended September 30, 2006 increased due to the increase in revenues. In both periods, the segment operating profit margin increased due to the effects of scale, efficiency efforts to relocate certain activities to lower cost locations and a decline in depreciation expense as a percentage of revenues as a result of more efficient capital spending.

Thomson Scientific & Healthcare

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2006	2005	Change	2006		2005	Change

Revenues	233	216	8%	669		633	6%
Segment operating profit	49	41	20%	127	*	110	15%
Segment operating profit margin	21.0%	19.0%		19.0%		17.4%

*
Reflects the reclassification of $2 million of charges incurred in the first quarter of 2006 to Corporate and Other. These charges related to the consolidation of certain editorial and sales functions as part of our THOMSONplus initiative. See the section entitled "Corporate and Other" for further discussion.

Results for Thomson Scientific & Healthcare reflected continuing customer demand for our solutions and services. For the three-month and nine-month periods ended September 30, 2006, revenues increased 8% and 6%, respectively, comprised of the following:

	Three months	Nine months

• growth from existing businesses	4%	4%
• contributions of newly acquired businesses	3%	2%
• impact from foreign currency translation	1%	0%

Growth in revenues from existing businesses in both periods was primarily a result of higher subscription revenues for the Web of Science and Thomson Pharma solutions, as well as increased customer spending for healthcare decision support products. Revenues also benefit from the timing of the release of one of our PDR print products, which occurred in the third quarter of 2006 compared to the second quarter in 2005. These increases were partially offset by lower revenues from our legacy online and print products. Results also reflected contributions from MercuryMD, a provider of mobile information systems serving the healthcare market acquired in May 2006.

In both periods, the growth in segment operating profit compared to the prior year periods reflected higher revenues from our workflow solutions and the benefits from completed and ongoing integration initiatives. Those initiatives have increased operating efficiencies enabling us to control costs and improve the segment operating profit margin. Improvement in the segment operating profit margin also reflected the impact of the timing of the release of a PDR print product.

Corporate and Other

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2006	2005	Change		2006	2005	Change

Expenses excluding THOMSONplus	37	39	(5%	)	110	95	16%
THOMSONplus	13	—			38	—

Total	50	39	28%		148	95	56%

For the three-month and nine-month periods ended September 30, 2006, Corporate and Other expenses increased 28% and 56%, respectively, compared to the prior year periods. The increases were primarily due to expenses associated with our THOMSONplus program, as well as higher pension and other defined benefit plans expense. The three-month period ended September 30, 2005 also reflected severance and costs associated with a reorganization of certain functions in our human resource department.

For the three-month and nine-month periods ended September 30, 2006, we incurred $13 million and $38 million, respectively, of expenses associated with THOMSONplus. These expenses primarily related to consulting services, but also included severance and losses on vacated leased properties. Additionally, for the nine-month period of 2006, expenses included approximately

$3 million and $2 million of charges previously reported in Thomson Learning and Thomson Scientific & Healthcare, respectively, in the first quarter of 2006. These charges primarily related to the consolidation of certain production, sales and operations functions and reflected losses on vacated leased property and severance. Our segment results for the first quarter of 2006 have been reclassified to reflect this presentation.

Discontinued Operations

As part of our continuing strategy to optimize our portfolio of businesses to ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, management decided to actively pursue the sale of the following businesses. These were classified as discontinued operations within the consolidated financial statements for the three-month and nine-month periods ended September 30, 2006 and 2005. None of these businesses was considered fundamental to our integrated information offerings.

In June 2006, our board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal & Regulatory, and Thomson Medical Education, a provider of sponsored medical education within Thomson Scientific & Healthcare.

In the first quarter of 2006, we approved plans within Thomson Legal & Regulatory to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. We completed the sale of Law Manager in April and Lawpoint in June.

Also in the first quarter of 2006, we approved plans within Thomson Learning to sell Peterson's, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic community. We recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million before taxes in the first half of 2006. We completed the sale of Peterson's in July and K.G. Saur in August.

In December 2005, we approved a plan to sell American Health Consultants (AHC). AHC is a provider of medical education and publisher of medical newsletters, and managed within Thomson Scientific & Healthcare. We completed the sale of AHC in August.

For more information on these discontinued operations, see note 8 to our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At September 30, 2006, our total assets were $19,776 million, which represented a 2% increase from $19,438 million at December 31, 2005. This increase was primarily due to an increase in goodwill associated with recent acquisitions and foreign currency translation, which more than offset the effect of depreciation and amortization on long-lived assets. Additionally, accounts receivable balances increased due to the seasonal timing of billings and collections.

Effective January 1, 2006, we adopted Canadian Institute of Charted Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections dictate comprehensive requirements for the recognition and measurement of financial instruments, provide standards on when and how hedge accounting may be applied and introduce a new component of equity referred to as comprehensive income. As a result of these adoptions, we recorded all derivative instruments and certain debt instruments at their fair value in our consolidated balance sheet and the unrealized gains and losses on certain derivatives within accumulated other comprehensive income in shareholders' equity in our consolidated balance sheet. Prior period results were not restated. See the section entitled "Accounting Changes" for further discussion.

Our total assets by market group as of September 30, 2006 and December 31, 2005 were as follows:

	As at September 30, 2006		As at December 31, 2005
(millions in U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets

Thomson Legal & Regulatory	7,368	37%	7,320	38%
Thomson Learning	5,330	27%	5,269	27%
Thomson Financial	3,524	18%	3,346	17%
Thomson Scientific & Healthcare	1,700	9%	1,700	9%
Corporate and Other	1,654	8%	1,440	7%
Discontinued operations	200	1%	363	2%

Total assets	19,776	100%	19,438	100%

The following table presents comparative information related to net debt, shareholders' equity and the ratio of net debt to shareholders' equity:

	As at
(millions of U.S. dollars)	September 30, 2006	December 31, 2005

Short-term indebtedness	519	191
Current portion of long-term debt	276	98
Long-term debt	3,785	3,983

Total debt	4,580	4,272
Swaps	(332)	(193)

Total debt after swaps	4,248	4,079
Less:
Fair value of cash flow hedges (1)	60	—
Cash and cash equivalents	(491)	(407)

Net debt	3,817	3,672

Shareholders' equity	10,193	9,963

Net debt/equity ratio	0.37:1	0.37:1

(1)
Effective January 1, 2006, all derivatives and certain hedged items are recorded at fair value on the balance sheet. See the section entitled "Accounting Changes" for further discussion.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. In August 2006, we amended our credit facility guarantees to replace the two original financial covenants with one new financial covenant. Under the new financial covenant, we must maintain a ratio of total debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4:1. Total debt is adjusted to factor in the impact of swaps and other hedge agreements related to the debt. As of September 30, 2006, we were in compliance with this covenant as the ratio was approximately 1.7:1.

In January 2006, we repaid $50 million of privately placed notes upon their maturity.

In the third quarter of 2005, we completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in "Net other (expense) income" in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% debentures due 2035.

In addition to the early redemptions discussed above, in September 2005, we also repaid US$75 million of privately placed notes. In March 2005, we repaid $125 million of floating rate notes upon their maturity.

The following table displays the changes in our shareholders' equity for the nine months ended September 30, 2006:

(millions of U.S. dollars)

Balance at December 31, 2005	9,963
Earnings attributable to common shares for the nine months ended September 30, 2006	725
Additions to paid in capital related to stock compensation plans	31
Common share issuances	47
Repurchases of common shares — normal course issuer bid	(358)
Common share dividends declared	(425)
Net unrealized gains on derivatives that qualify as cash flow hedges(1)	62
Net realized losses on derivatives	2
Change in cumulative translation adjustment	146

Balance at September 30, 2006	10,193

(1)
Effective January 1, 2006, the unrealized gains and losses on certain derivatives that qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income within shareholders' equity in our consolidated balance sheet. See the section entitled "Accounting Changes" for further discussion.

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of September 30, 2006.

	Moody's	Standard & Poor's	Dominion Bond Rating Service

Long-term debt	A3	A-	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Stable	Stable

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

At September 30, 2006, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Normal Course Issuer Bid

In May 2005, we initiated a normal course issuer bid to repurchase up to 15 million of our common shares. Under this first program, which terminated on May 4, 2006, we repurchased and subsequently cancelled approximately 13.3 million shares for approximately $482 million. The following summarizes our repurchases for this first program.

Three-month period ended	Shares Repurchased	Average Price per Share

June 30, 2005	1,350,000	$33.58
September 30, 2005	2,250,000	$37.01
December 31, 2005	3,649,400	$34.97
March 31, 2006	4,570,600	$36.83
June 30, 2006	1,470,000	$39.22

Total	13,290,000	$36.28

In May 2006, we renewed our normal course issuer bid. Under this second program, we may purchase up to 15 million of our common shares, which will be cancelled. Purchases commenced on May 5, 2006 and will terminate no later than May 4, 2007.

We may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. The following summarizes our repurchases for this second program.

Three-month period ended	Shares Repurchased	Average Price per Share	Number of shares available for repurchase

June 30, 2006	1,640,000	$39.90
September 30, 2006	1,710,600	$39.27

Total	3,350,600	$39.58	11,649,400

Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. We may elect to suspend or discontinue the bid at any time. From time to time, when we do not possess material non-public information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section entitled "Normal Course Issuer Bid," we also used our cash to repurchase outstanding common shares in open market transactions.

Operating activities.    Cash provided by our operating activities in the three months ended September 30, 2006 was $633 million compared to $540 million in the prior year. The improvement was primarily the result of higher operating profits. Results for third quarter of 2005 also reflected a contribution to one of our pension plans. Cash provided by our operating activities in the nine months ended September 30, 2006 was $1,329 million compared to $1,200 million in the prior year. The improvement was primarily the result of higher operating profits partially offset by the unfavorable timing of payments for normal operating expenses.

Investing activities.    Cash used in our investing activities in the three months ended September 30, 2006 was $310 million compared to $298 million in the prior year. The increased use of cash was primarily due to greater spending on acquisitions, notably LiveNote Technologies, a provider of transcript and evidence management software to litigators and court reporters, which was acquired in late September 2006. Capital expenditures increased by $20 million due to the timing of spending for technology. The spending for acquisitions and capital expenditures more than offset the receipts from the sales of our discontinued operations. Cash used in our investing activities in the nine months ended September 30, 2006 was $717 million compared to $771 million in the prior year. The decreased use of cash was primarily attributable to tax payments in 2005 of $105 million associated with our sale of Thomson Media. Spending on acquisitions increased in 2006 primarily due to the acquisitions of Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions, in March and LiveNote. Results in 2006 also reflected the proceeds from sales of discontinued operations.

Financing activities.    Cash used in our financing activities was $58 million for the three months ended September 30, 2006 compared to $107 million for the prior year period. The decreased use of cash was due to fewer repurchases of our common shares (see "Normal Course Issuer Bid" above) and greater net commercial paper borrowings, partially offset by higher dividends paid. Results for the third quarter of 2005 also reflected the redemption and issuance of long-term debt discussed in the section entitled "Financial Position." Cash used in our financing activities was $530 million for the nine months ended September 30, 2006 compared to $376 million for the prior year period. The increased use of cash largely reflected our repurchase of common shares (see "Normal Course Issuer Bid" above) and higher dividend payments.

The following table sets forth our common share dividend activity.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2006	2005	2006	2005

Dividends declared	141	131	425	387
Dividends reinvested	(3)	(3)	(10)	(9)

Dividends paid	138	128	415	378

Free cash flow.    The following table sets forth a calculation of our free cash flow for the three-month and nine-month periods ended September 30, 2006 and 2005:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2006	2005	2006	2005

Net cash provided by operating activities	633	540	1,329	1,200
Additions to property and equipment	(155)	(135)	(395)	(389)
Other investing activities	(14)	(11)	(39)	(25)
Dividends paid on preference shares	(1)	(1)	(4)	(3)
Additions to property and equipment of discontinued operations	(2)	(3)	(5)	(8)

Free cash flow	461	390	886	775

Our free cash flow for the three-month and nine-month periods ended September 30, 2006 increased compared to the prior year primarily due to the impacts of higher operating profit. For the three month period, our free cash flow also reflected greater capital expenditures, which primarily increased due to timing.

Credit facilities and commercial paper program.    As of September 30, 2006, we maintained revolving unsecured credit facilities of $1.6 billion. In September 2006, we increased the limit of our commercial paper program from Cdn$1 billion to US$1.2 billion. Though not contractually required, we view our borrowings under our commercial paper program as a reduction of the amount available to us under our credit facilities. At September 30, 2006, our credit lines and related activity were as follows:

(millions of U.S. dollars)
Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available

1,600	(32)	(509)	1,059

Our facilities are structured such that, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

Debt shelf registration.    In September 2005, we filed a shelf prospectus to issue up to $2 billion of debt securities from time to time. As of September 30, 2006, we had not issued any debt securities under this shelf.

For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures, acquisitions that we pursue in the normal course of business and share repurchases.

Contingencies.    As previously disclosed, we are a defendant in separate lawsuits involving our BAR/BRI business, which is part of Thomson Legal & Regulatory. The matters that we previously disclosed are captioned Rodriguez v. West Publishing Corp. and Kaplan Inc. and Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc. Each alleges violations of U.S. federal antitrust laws. In May 2006, the U.S. District Court for the Central District of California granted class certification for the Rodriguez case and trial is scheduled to begin in February 2007. Class action status has not yet been granted in the Park matter, which was filed in the U.S. District Court for the Southern District of New York. In June 2006, an additional purported class action complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson

Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. We continue to defend ourselves vigorously in all of these cases.

In addition to the matters described above, our company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in our management's discussion and analysis for the year ended December 31, 2005. Except as updated and supplemented above, there have been no material developments to these matters. The outcome of all of the proceedings and claims against our company, including, without limitation, those described above and in our management's discussion and analysis for the year ended December 31, 2005, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, our management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

2006 OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the sections below entitled "Material Assumptions" and "Forward-Looking Statements."

We expect full-year 2006 revenue growth to be in line with our long-term target of 7% to 9%, excluding the effects of currency translation. Full-year 2006 revenue growth will continue to be driven primarily by growth from existing businesses and supplemented by tactical acquisitions.

Excluding investments in the THOMSONplus program, we expect continued improvement in our operating profit margin in 2006.

We also expect to continue to generate strong free cash flow in 2006.

MATERIAL ASSUMPTIONS

In preparing our 2006 Outlook, our material assumptions were that worldwide macroeconomic conditions would be unchanged in 2006 relative to 2005, a portion of our anticipated 2006 revenue growth would come from $200-$500 million of tactical acquisitions (net of dispositions) made during the year, and that our operating profit margin, excluding the impact of THOMSONplus, would improve in 2006, despite an estimated $39 million increase in pension and other defined benefit plans expense.

RELATED PARTY TRANSACTIONS

As at October 25, 2006, The Woodbridge Company Limited (Woodbridge) and its affiliates together beneficially owned approximately 70% of our common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of our products and service offerings. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to our results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2005, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million.

The employees of Jane's Information Group (Jane's), a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom defined benefit pension plans as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane's as of the date of sale as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. In 2005, these premiums were about $45,000, which would approximate the premium charged by a third party insurer for such coverage.

We have an agreement with Woodbridge under our directors' and officers' insurance policy whereby Woodbridge will indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as an arm's length, commercial arrangement. A third party administrator will manage any claims under the indemnity. We pay Woodbridge an annual fee of $750,000, which is less than the premium that we would have paid for commercial insurance.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When we initially signed the contract, we expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, we expect to pay Hewitt an aggregate of approximately $165 million over a ten year period. In 2005, we paid Hewitt $5 million for its services. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

In October 2006, we announced a realignment of our company into six new segments effective January 1, 2007. These six segments will be North American Legal, Financial, Scientific, International Legal & Regulatory, Tax & Accounting, and Healthcare. We intend to divest the entirety of our Thomson Learning businesses via three separate sales processes: the sale of NETg, a corporate education and training business; the sale of Prometric, a provider of technology-driven assessment and testing services; and the sale of Thomson's higher education, careers, and library reference businesses.

In October 2006, we announced an agreement to sell NETg to SkillSoft PLC for $285 million, subject to certain adjustments at closing. Under the terms of the acquisition agreement, SkillSoft expects to pay us at least $216 million in cash. The remaining consideration is to be paid to us either through the issuance of 11.1 million SkillSoft American Depositary Shares (ADSs) valued at $6.24 per ADS, or in cash raised by SkillSoft through equity financing. SkillSoft has agreed to use commercially reasonable efforts to pursue such equity financing. This sale is expected to be completed in the second quarter of 2007.

Also in October 2006, we completed the acquisition of Solucient, LLC, an advanced healthcare analytics and information company. Solucient will become part of the Medstat business within the Thomson Scientific & Healthcare group.

ACCOUNTING CHANGES

Financial Instruments and Comprehensive Income

Effective January 1, 2006, we adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on our consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated either as a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, we reflected the following adjustments as of January 1, 2006:

  •
  an increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

  •
  a reclassification of $5 million from "Other current assets," and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges; and

  •
  an increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges.

The adoption of these new standards had no impact on our consolidated statement of earnings and retained earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

During the three-month period ended September 30, 2006, a net increase of $13 million in unrealized gains for cash flow hedges was reflected in "Accumulated other comprehensive income." The net realized loss in the period previously deferred in "Accumulated other comprehensive income" was less than $1 million. The net increase in fair value in the period of fair value hedges and the related hedged items of $10 million was reflected in "Prepaid expenses and other current assets," "Current portion of long-term debt," "Other non-current assets" and "Long-term debt."

During the nine-month period ended September 30, 2006, a net increase of $11 million in unrealized gains for cash flow hedges was reflected in "Accumulated other comprehensive income." The net realized loss in the period previously deferred in "Accumulated other comprehensive income" was $2 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $4 million was reflected in "Prepaid expenses and other current assets," "Current portion of long-term debt," "Other non-current assets" and "Long-term debt."

As of September 30, 2006, approximately $2 million of net deferred gains in "Accumulated other comprehensive income" were expected to be recognized in earnings over the following twelve months. The remaining net deferred gains in "Accumulated other comprehensive income" were expected to be recognized over a period of up to nine years.

Discontinued Operations

In April 2006, the Emerging Issues Committee (EIC) of the CICA issued Abstract 161, Discontinued Operations (EIC-161). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on our consolidated financial statements.

Stock-Based Compensation

In July 2006, we adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on our financial statements for any period in 2006.

CRITICAL ACCOUNTING POLICIES

Please refer to the "Critical Accounting Policies" section of our management's discussion and analysis for the year ended December 31, 2005, which is also contained in our annual report on Form 40-F for the year ended December 31, 2005, for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of our annual management's discussion and analysis and Form 40-F, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

ADDITIONAL INFORMATION

Depreciation by Market Group

The following table details depreciation expense by market group for the three-month and nine-month periods ended September 30, 2006 and 2005.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Legal & Regulatory	55	49	160	147
Learning	64	62	147	136
Financial	44	42	134	133
Scientific & Healthcare	9	9	27	27
Corporate and Other	2	4	6	8

Total	174	166	474	451

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities laws) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (SEC) and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in our company's internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of October 25, 2006, we had outstanding 640,756,333 common shares, 6,000,000 Series II preference shares, 1,117,462 restricted share units and 15,309,556 stock options.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for our eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2006	2005	2006	2005	2006	2005	2005	2004

Revenues	1,900	1,769	2,101	1,966	2,430	2,304	2,344	2,228
Operating profit	142	119	305	265	549	516	547	476
Earnings from continuing operations	174	74	179	296	388	299	250	300
Discontinued operations, net of tax	(37)	(1)	(6)	6	31	10	—	138

Net earnings	137	73	173	302	419	309	250	438
Dividends declared on preference shares	(1)	(1)	(2)	(1)	(1)	(1)	(1)	(1)

Earnings attributable to common shares	136	72	171	301	418	308	249	437

Basic earnings (loss) per common share
From continuing operations	$0.27	$0.11	$0.27	$0.45	$0.60	$0.46	$0.38	$0.46
From discontinued operations	(0.06)	—	—	0.01	0.05	0.01	—	0.21

	$0.21	$0.11	$0.27	$0.46	$0.65	$0.47	$0.38	$0.67

Diluted earnings (loss) per common share
From continuing operations	$0.27	$0.11	$0.27	$0.45	$0.60	$0.46	$0.38	$0.46
From discontinued operations	(0.06)	—	(0.01)	0.01	0.05	0.01	—	0.21

	$0.21	$0.11	$0.26	$0.46	$0.65	$0.47	$0.38	$0.67

We typically derive a much greater portion of our operating profit in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. In general, our year-over-year performance reflected increased operating profit driven by higher revenues from existing businesses and contributions from acquired businesses.

In the quarters ended December 31, 2004, June 30, 2005 and March 31, 2006, earnings from continuing operations and net earnings reflected the recognition of certain tax credits. In the quarter ended December 31, 2005, earnings from continuing operations and net earnings reflected a $125 million tax charge associated with repatriated profits.

FORWARD-LOOKING STATEMENTS

Certain information in this management's discussion and analysis, particularly under the heading "2006 Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. Forward-looking statements also include statements about our company's beliefs and expectations related to our THOMSONplus business optimization program, such as management's expectations related to projected costs and anticipated savings. All of these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure to fully derive anticipated benefits from our acquisitions; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; failure to recruit and retain high quality management and key employees; increased self-sufficiency of our customers; inadequate protection of our intellectual property rights; actions or potential actions that could be taken by our principal shareholder; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form for the year ended December 31, 2005, which is contained in our current annual report on Form 40-F for the year ended December 31, 2005. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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  EXHIBIT 99.1
THE THOMSON CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS